4
1
<SROS>NYSE
<REPORTING-OWNER>
  000912893
  qe*hp8sg
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  CenterPoint Properties Trust
  0000912893
  <IRS-NUMBER>36-3910279
</SUBJECT-COMPANY>
<PERIOD>01/15/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Gates Jr., John S.
   1808 Swift Road


   Oak Brook, IL  60523
2. Issuer Name and Ticker or Trading Symbol
   CenterPoint Properties Trust (CNT)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   1/15/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   CEO - Co-Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     725            I  by Managed Accoun
                                                                                                                   t
Common Stock                                                                                     452,786        D  Direct
Common Stock                                  06/28/02    G        1,000         D  $58.0100     29,100         I  by Trust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $22.5000                                                                   03/12/01     03/12/06
to buy)
Incentive Stock Option (right  $31.5000                                                                   03/09/00     03/09/07
to buy)
Incentive Stock Option (right  $32.0625                                                                   02/26/01     02/26/09
to buy)
Incentive Stock Option (right  $33.8750                                                                   02/24/01     02/24/08
to buy)
Incentive Stock Option (right  $34.9375                                                                   03/08/01     03/08/10
to buy)
Incentive Stock Option (right  $45.9000                                                                   02/21/02     02/21/11
to buy)
Incentive Stock Option (right  $48.7000                                                                   01/29/03     01/29/12
to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right            Common Stock                   5,773                     5,773         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   49,704                    49,704        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   47,250                    47,250        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   81,480                    81,480        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   46,245                    46,245        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   75,000                    75,000        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   56,907                    56,907        D   Direct
to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ Gates Jr., John S.
DATE 01/15/03